Filed By Transocean Ltd. (Commission File No. 000-53533)

And Transocean Inc. (Commission File No. 005-60501)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Songa Offshore SE

Transocean commences voluntary exchange offer to acquire all shares in Songa Offshore — approval of combined offer document and prospectus

Reference is made to the stock exchange announcements dated 15 August 2017 and 4 October 2017 regarding the voluntary exchange offer (the “Offer”) to be made by Transocean Ltd. (“Transocean”) to acquire all outstanding shares of Songa Offshore SE (“Songa Offshore”).

The Financial Supervisory Authority of Norway has approved the combined offer document and prospectus dated 20 December 2017 prepared in connection with the Offer (the “Offer Document”). The Oslo Stock Exchange, in its capacity as the Norwegian take-over supervisory authority, has approved the offer set out in the Offer Document. Subject to restrictions under applicable securities laws, the Offer Document will be distributed to all shareholders listed in Songa Offshore’s share register as of 20 December 2017 and will also be available electronically at http://securities.clarksons.com.

Transocean is pleased to announce the commencement of the Offer. The terms and conditions of the Offer, as further set out in the Offer Document, include the following:

•                  The Offer period for the Offer will commence 21 December 2017, and expire at 16.30 (CET) on 23 January 2018, unless extended in accordance with the terms set forth in the Offer Document (the “Offer Period”).

•                  Completion of the Offer is subject to satisfaction of, or, where permissible, waiver of certain conditions, including conditions regarding minimum acceptance of shareholders holding more than 90% of the Songa Offshore shares on a fully diluted basis, regulatory approvals, and the absence of material adverse changes as further described in the Offer Document. Transocean’s shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “RIG.” The approval of the Consideration Shares and Shares issuable upon exchange of the Exchangeable Bonds (as defined below) for listing on the NYSE is also a condition to the Offer.

Subject to the terms and conditions of the Offer, the consideration for each share in Songa Offshore consists of (i) 0.35724 newly issued shares in Transocean, each with a par value of CHF 0.10 (the “Consideration Shares”) and (ii) USD 2.99726 principal amount of 0.5% Exchangeable Senior Bonds due 2023, which are exchangeable into shares in Transocean to be issued by Transocean Inc, a wholly owned subsidiary of Transocean (the “Exchangeable Bonds”). As part of the Offer and subject to the terms and conditions of the Offer, each Songa Offshore shareholder may instead elect to receive an amount in cash of NOK 47.50 per share of Songa Offshore up to a maximum of NOK 125,000 per shareholder in lieu of some or all of the Consideration Shares and Exchangeable Bonds such shareholder would otherwise be entitled to receive in the Offer.

The consideration in the Offer is based upon NOK 47.50 per Songa Offshore share, representing a 37.0% premium to Songa Offshore’s five-day average closing price of NOK 34.68 per share on 14 August 2017, the last trading day prior to Transocean’s announcement of the Offer. The consideration in the Offer implies an equity value of Songa Offshore on a fully diluted basis of approximately NOK 9.1 billion, and an enterprise value of approximately NOK 26.4 billion (as per the announcement date).

Songa Offshore shareholders may tender shares of Songa Offshore that are issued and delivered within or after expiration of the Offer Period as a result of exercise of Songa Offshore warrants or restricted share units, or conversion of Songa Offshore convertible bonds, provided that such shares of Songa Offshore are issued prior to settlement of the Offer.

Transocean has obtained pre-acceptances for approximately 76.5% of the shares in Songa Offshore on a fully diluted basis.

The Board of Directors of Songa Offshore has recommended that its shareholders accept the Offer. The recommendation by the Board of Directors of Songa Offshore is included in the Offer Document. This recommendation is not the formal statement about the Offer in accordance with section 6-16 c.f. 6-19 of the Norwegian Securities Trading Act. ABG Sundal Collier ASA has provided an independent statement regarding the Offer in accordance with section 6-16, cf.6-19 of the Norwegian Securities Trading Act which is included in the Offer Document.

Transfer of the shares tendered by the shareholders in Songa Offshore and the delivery of the Consideration Shares and Exchangeable Bonds to Songa Offshore shareholders and payment of cash consideration, as applicable, as settlement of the Offer, will be made promptly following the expiration of the Offer Period and, in any case, no later than 15 U.S. business days after expiration of the Offer Period.

Subject to satisfaction or waiver of the closing conditions, Transocean expects to close the transaction on or around 30 January 2018.

Claksons Platou Securities AS is engaged as Transocean’s Financial Advisor and Settlement Agent in connection with the Offer. King & Spalding LLP is acting as legal advisor to Transocean with respect to U.S. law, Wikborg Rein Advokatfirma AS is acting as legal advisor to Transocean with respect to Norwegian law, Homburger AG is acting as legal advisor to Transocean with respect to Swiss law and Stelios Americanos & Co LLC is acting as legal advisor to Transocean with respect to Cyprus law.

Additional information about Transocean can be found at www.deepwater.com.

Analyst Contacts:

Bradley Alexander, +1 713-232-7515

Diane Vento, +1 713-232-8015

Media Contact:

Pam Easton, +1 713-232-7647

About Transocean

Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. Transocean specializes in technically demanding sectors of the global offshore drilling business with a particular focus on deepwater and harsh environment drilling services, and believes that it operates one of the most versatile offshore drilling fleets in the world. Transocean’s offshore drilling fleet consists of 26 ultra-deepwater floaters, seven harsh environment floaters, two deepwater floaters and four midwater floaters. In addition, Transocean has three ultra-deepwater drillships under construction or under contract to be constructed. Transocean also operates two high-specification jackups that were under drilling contracts when the rigs were sold, and Transocean continues to operate these jackups until completion or novation of the drilling contracts.

About Songa Offshore

Songa Offshore is an international midwater drilling contractor with a strong presence in the harsh environment North Atlantic basin. Its fleet consists of seven midwater semisubmersibles and hold position as Statoil’s largest drilling service provider. With a robust management system, Songa Offshore has proven itself to be a focused midwater expert providing safe and cost efficient operations. Songa Offshore prides itself on working in the most challenging environments and under the most stringent regulatory regimes. Songa Offshore strives to be an employer of choice by recognizing the potential in people and investing in their development. Songa Offshore recognizes that having competent and passionate employees on its team is critical to clients receiving safe and efficient drilling services.

Forward-Looking Statements

Statements regarding the Offer, as well as any other statements that are not historical facts, may be forward-looking statements that involve certain risks, uncertainties and assumptions. These forward-looking statements include, but are not limited to, estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects; timing of Transocean’s newbuild deliveries; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the expected timing and likelihood of the completion of the proposed acquisition of Songa Offshore SE (the “Transaction”), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for the Transaction; the ability to successfully complete the Transaction, including the related exchange offers; regulatory or other limitations imposed as a result of the Transaction; the success of the business following completion of the Transaction; the ability to successfully integrate the Transocean and Songa Offshore businesses; the possibility that Transocean’s shareholders may not approve certain matters that are conditions to the Transaction or that the requisite number of Songa Offshore shares may not be exchanged in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that the announcement or completion of the Transaction could have adverse effects on the market price of Transocean’s or Songa Offshore’s shares or the ability of Transocean or Songa Offshore to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Transocean may be unable to achieve expected synergies from the Transaction or that it may take longer or be more costly than expected to achieve those synergies; and other factors including those and other risks discussed in Transocean’s most recent Annual Report on Form 10-K for the year ended December 31, 2016, and in Transocean’s other filings with the SEC, which are available free of charge on the SEC’s website at: www.sec.gov, and in Songa Offshore’s annual and quarterly financial reports made publicly available. All forward-looking statements included in this communication are based on information available to Transocean as of the date of this communication and current expectations, forecasts and assumptions. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the risk that the Offer may not close for any reason, including the risk that the requisite number of Songa Offshore shares may not be tendered; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; and the other risks and uncertainties faced by each company, in the case of Transocean, as reported in its most recent Form 10-K, Forms 10-Q and other filings with the U.S. Securities and Exchange Commission. No forward-looking statements in this communication should be relied upon as representing Transocean’s views or expectations as of any subsequent date and Transocean does not undertake any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Additional Information

In connection with the Transaction, Transocean has filed with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”) and Transocean and Transocean, Inc. (“TINC”), have filed a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the shares and bonds to be issued in the Transaction and the related exchange offers (the “Prospectus”). Transocean has mailed the Proxy Statement to its shareholders in connection with the vote to approve certain matters in connection with the Transaction and will distribute the Prospectus to certain Songa Offshore security holders in the United States in connection with the Transaction and related exchange offers contemplated by the transaction agreement.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT AND/OR PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT OR PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the definitive Proxy Statement, Prospectus and Registration Statement, when available, and other relevant documents filed by Transocean with the SEC, at the SEC’s website at: www.sec.gov. In addition, Transocean’s shareholders may obtain free copies of the Proxy Statement and Prospectus and other relevant documents filed by Transocean and TINC with the SEC from Transocean’s website at: www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean and TINC may file with the SEC in connection with the Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein com should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

Each of Transocean, TINC, Songa Offshore and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Transocean’s shareholders with respect to the approvals required to complete the Transaction and the solicitation of acceptances for the Offer. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, will be set forth in the Proxy Statement and Prospectus when they are filed with the SEC. Information regarding Transocean’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 16, 2017, and in the Annual Report on Form 10-K filed by Transocean with the SEC on March 7, 2017. Additional information regarding the interests of participants in the solicitation of proxies in respect of the extraordinary general meeting and the Offer will be included in the Proxy Statement to be filed with the SEC. These documents are available to Transocean’s shareholders free of charge from the SEC’s website at: www.sec.gov and from the investor relations section of Transocean’s website at: www.deepwater.com.